August 9, 2019

Matt Lopez
Chief Financial Officer
Strategic Storage Trust IV, Inc.
10 Terrace Road
Ladera Ranch, CA 92694

       Re: Strategic Storage Trust IV, Inc.
           Form 10-Q for the quarterly period ended March 31, 2019 Filed May 10, 2019
           File No. 000-55928

Dear Mr. Lopez:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this comment, we may have additional comments.

Form 10-Q for the quarterly period ended March 31, 2019

Note 3. Real Estate Facilities, page 18

1. Please provide us with your significance test for the self-storage facility in Newark, New
       Jersey acquired on March 26, 2019. As part of your response, tell us how you considered the need to present audited historical financial statements and unaudited pro forma information for this acquisition in accordance with Rule 3-14 of Regulation S-X.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Jeffrey Lewis, Staff Accountant, at (202) 551-6216 or Robert Telewicz,
Accounting Branch Chief, at (202) 551-3438 with any questions.
 Matt Lopez
Strategic Storage Trust IV, Inc.
August 9, 2019
Page 2

                                                Sincerely,
FirstName LastNameMatt Lopez
                                                Division of Corporation Finance
Comapany NameStrategic Storage Trust IV, Inc.
                                                Office of Real Estate and
August 9, 2019 Page 2                           Commodities
FirstName LastName